Nabors Industries Ltd.

Crown House

4 Par-la-Ville Road

Second Floor

Hamilton, Bermuda HMO8

July 27, 2012

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nabors Industries Ltd.
Form 10-K for Fiscal Year Ended December 31, 2011 (“2011 Form 10-K”)
Filed February 29, 2012
File No. 1-32657

Dear Mr. Schwall:

We confirm receipt by Nabors Industries Ltd. (the “Company”), a Bermuda exempted company, of the Commission’s comment letter with respect to the 2011 Form 10-K.

To assist in the Staff’s review of the Company’s response, we preface it with the text (in bold type) of the Staff’s comment. We believe that we have fully addressed your concerns, but will be pleased to discuss them at your convenience.

Risk Factors, page 12

The nature of our operations presents inherent risks of loss …, page 14

1.	Please revise to address specifically, if material, the financial and operational risks associated with hydraulic fracturing such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids. In that regard, we note your disclosure on page 9 that the recent market shift to oil and liquids-rich shale plays resulted in increased demand for your drilling and well-servicing activities in North America. We also refer you to the following statement at page 32: “In our U.S. Lower 48 Land Drilling, Canadian Drilling and Pressure Pumping business units, operations have traditionally been driven by natural gas prices but the majority of current activity is being driven by the price of oil and natural gas liquids from unconventional reservoirs (shales).”

The Company does not believe that any additional material financial or operational risks exist that warrant further disclosure. Although the market shift to oil and liquids-rich shale plays has increased demand for the Company’s drilling and well-servicing activities in North America, and the majority of current activity is being driven by the price of oil and natural gas liquids from unconventional reservoirs, as disclosed in the Company’s most recent 8-K, the demand for hydraulic fracturing services appears to be diminishing. Moreover, the Company believes that its Risk Factors regarding hydraulic fracturing, as written, fairly describe the risks attendant to that process.

In the Risk Factor cited by the Staff, the Company states that “[O]ur operations are subject to many hazards inherent in the drilling, workover and well-servicing and pressure pumping industries…” and notes that the “hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental and natural resources damage and damage to the property of others.” The Company enumerates certain material risks by way of example. As phrased, the list is not intended to be exhaustive. Although risks from underground migration of fracturing fluids, their mishandling, spillage and even earthquakes allegedly resulting directly or indirectly from hydraulic fracturing are the focus of considerable attention in the press, Congress, certain state legislatures and governmental agencies, and by various environmental groups, the Company does not believe that the publicly available studies carried out to date (including EPA’s 2004 study) have substantiated a material risk of migration or earthquakes.

In addition, the Company believes that the spillage or other mishandling of fracturing fluids is addressed in the extensive Risk Factor labeled “Changes to or noncompliance with governmental regulation or exposure to environmental liabilities could adversely affect our results of operations.”

Finally, the Company believes that the greatest risk it faces currently related to hydraulic fracturing is the threat of increased regulation, which is addressed under the Risk Factor entitled “Increased regulation of hydraulic fracturing could result in reductions or delays in drilling and completing new oil and natural gas wells, which could adversely impact the demand for fracturing and other services.”

The Company believes that the material financial and operational risks associated with hydraulic fracturing are included in the Risk Factors referenced above. The Company will continue to monitor risks associated with hydraulic fracturing and update its Risk Factors in future filings as appropriate.

*        *        *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or Charles J. Conroy of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5671.

Sincerely yours,

/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel Nabors Corporate Services, Inc.

cc:	Securities and Exchange Commission:
Caroline Kim
Norman von Holtzendorff

Nabors Industries Ltd.:
Anthony G. Petrello
R. Clark Wood

Milbank, Tweed, Hadley & McCloy LLP:
Charles J. Conroy

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